SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



(Mark One)

[X]        ANNUAL report pursuant to Section 15(d) of the Securities Exchange
ACT OF 1934 (Fee required)

           For the fiscal year ended  December 31, 1995
                                      -----------------

                                       Or


[  ]     Transition report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 (No fee required)

           For the transition period from                    to
                                           -----------------    --------------


           Commission file number     1-8483
                                  --------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                               UNOCAL SAVINGS PLAN
- ------------------------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                               Unocal Corporation
        2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245
- -------------------------------------------------------------------------------

            INDEX TO FINANCIAL STATEMENTS OF THE UNOCAL SAVINGS PLAN





        The following financial statements reflect the status of the Unocal Savings Plan as of December 31, 1995 and 1994, and the results of its transactions for each of the years then ended.



                                                                 Page Number
                                                                 -----------
Statements included herein:


Report of Independent Accountants..........................................2

Statements of Net Assets Available for Benefits
 with Fund Information ..................................................3-4

Statements of Changes in Net Assets Available
  for Benefits with Fund Information.....................................5-6

Notes to Financial Statements...........................................7-10

Item 27(a) - Schedule of Assets Held for Investment Purposes..............12

Item 27(d) - Schedule of Reportable Transactions..........................13

Exhibit Index ............................................................14



        Schedules I, II and III are omitted because the subject matter did not exist or the required information is given in the financial statements or notes to financial statements.

                        REPORT OF INDEPENDENT ACCOUNTANTS






The Unocal Savings Plan/ESOP Committee:





        We have audited the accompanying statements of net assets available for benefits of the Unocal Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.











COOPERS & LYBRAND L. L. P.
July 10, 1996
Los Angeles, California

                               Unocal Savings Plan
      Statement of Net Assets Available for Benefits with Fund Information
                               December 31, 1995



                                             Non-Participant
                                               Directed                             Participant Directed
                                           ------------------   ------------------------------------------------------------------
                                                 Unocal                                              Low
                                                 Common            S&P 500         George Putnam     Volatility       Money
                                                 Stock             Index Fund      Fund of Boston    Trust Fund     Market Fund
                                           ------------------   ------------------------------------------------------------------
Assets
   Investments at fair value
     (Note 2)
      Unocal Common Stock .....................    $245,373,554    $       --      $       --      $       --      $       --
      Shares of registered
        investment companies:
          S&P 500 Index Fund ..................            --        16,019,842            --              --              --
          George Putnam Fund of Boston ........            --              --        12,482,262            --              --
          Low Volatility Trust ................            --              --              --         2,030,022            --
          Money Market Fund ...................            --              --              --              --         2,883,987
          Participant notes receivable ........            --              --              --              --              --
                                                    -----------      ------------    ------------    ------------    ----------
            Total investments .................     245,373,554      16,019,842      12,482,262       2,030,022       2,883,987

Cash ..........................................            --              --              --              --              --
Receivables
    Company contributions .....................           3,834            --              --              --              --
    Participant contributions .................            --              --              --              --              --
                                                    ------------    ------------    ------------      ---------       ---------
         Total Assets .........................     245,377,388      16,019,842      12,482,262       2,030,022       2,883,987

Liabilities
   Amounts due to Plan Sponsor ................         336,098            --              --              --              --
                                                   ------------    ------------    ------------    ----------------------------
      Total liabilities .......................         336,098            --              --              --              --

Net assets available for benefits .............    $245,041,290    $ 16,019,842    $ 12,482,262    $  2,030,022    $  2,883,987
                                                   ============    ============    ============    ============    ============







                                                                             Participant Directed
                                                                         -------------------------------

                                                                         Unocal Common           Other                    Total
                                                                             Stock
                                                                         ------------        ------------             ------------
Assets
   Investments at fair value
     (Note 2)
      Unocal Common Stock ..................................            $154,737,626            $       --              $400,111,180
      Shares of registered
        investment companies:
          S&P 500 Index Fund ...............................                    --                      --                16,019,842
          George Putnam Fund of Boston .....................                    --                      --                12,482,262
          Low Volatility Trust .............................                    --                      --                 2,030,022
          Money Market Fund ................................                    --                      --                 2,883,987
          Participant notes receivable .....................                    --                13,181,171              13,181,171
                                                                        ------------            ------------            ------------
            Total investments ..............................             154,737,626              13,181,171             446,708,464

Cash .......................................................                  86,912                    --                    86,912
Receivables
    Company contributions ..................................                    --                      --                     3,834
    Participant contributions ..............................                   6,391                    --                     6,391
                                                                        ------------            ------------            ------------
         Total Assets ......................................             154,830,929              13,181,171             446,805,601

Liabilities
   Amounts due to Plan Sponsor .............................                    --                      --                   336,098
                                                                        ------------            ------------            ------------
      Total liabilities ....................................                    --                      --                   336,098

Net assets available for benefits ..........................            $154,830,929            $ 13,181,171            $446,469,503
                                                                        ============            ============            ============



   The accompanying notes are an integral part of these financial statements.

                               Unocal Savings Plan
                 Statement of Net Assets Available for Benefits
                               December 31, 1994

                                                                 Non-Participant
                                                                     Directed
                                                                 ---------------
                                                                      Unocal
                                                                      Common
                                                                      Stock
                                                                 ---------------
Assets
   Investments at fair value (Note 2)
      Unocal Corporation Common Stock .....................         $365,647,422
      Participant notes receivable ........................            9,411,407
                                                                    ------------
         Total Investments ................................          375,058,829

Cash ......................................................            1,114,239
Receivables - company contributions .......................            1,670,776
                                                                    ------------
                                                                       2,785,015

         Total Assets .....................................          377,843,844

Liabilities
   Amounts payable for shares purchased
     & withdrawals of cash ................................            1,114,988
                                                                    ------------
      Total liabilities ...................................            1,114,988

Net assets available for benefits .........................         $376,728,856
                                                                    ============

  The accompanying notes are an integral part of these financial statements.

                              Unocal Savings Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information
                      For the Year Ended December 31, 1995


                                                       Non-
                                                       Participant
                                                       Directed                                     Participant Directed
                                                       ----------   ----------------------------------------------------------------
                                                       Unocal                                           Low
                                                       Common           S&P 500         George Putnam   Volatility      Money
                                                       Stock            Index Fund      Fund of Boston  Trust Fund      Market Fund
                                                       ----------   ----------------------------------------------------------------

Additions to net assets attributed to:
   Investment income
       Net appreciation in fair value
          of investments ...........................    $ 16,053,836    $  1,999,390    $  1,405,771    $     98,460    $     75,366
       Interest ....................................            --           160,118         130,180          21,864          16,562
       Dividends ...................................       6,562,474            --              --              --
                                                        ------------    ------------    ------------    ------------    ------------
         Total investment income ...................      22,616,310       2,159,508       1,535,951         120,324          91,928

Contributions
   Participant .....................................            --         9,076,526       7,791,481       1,558,307       1,419,892
   Company .........................................      24,176,012            --              --              --
                                                        ------------    ------------    ------------    ------------    ------------
      Total contributions ..........................      24,176,012       9,076,526       7,791,481       1,558,307       1,419,892


         Total additions ...........................      46,792,322      11,236,034       9,327,432       1,678,631       1,511,820

Deductions from net assets attributed to:
   Participants withdrawals & distributions ........      19,529,848         288,593         196,401          57,342         180,951
   Trustee fees and other expenses .................              81           2,838           2,302             341             563
                                                        ------------    ------------    ------------    ------------    ------------
      Total deductions .............................      19,529,929         291,431         198,703          57,683         181,514

Net increase prior to interfund transfers ..........      27,262,393      10,944,603       9,128,729       1,620,948       1,330,306

Interfund transfers ................................            --         5,075,239       3,353,533         409,074       1,553,681
                                                        ------------    ------------    ------------    ------------    ------------

         Net increase ..............................      27,262,393      16,019,842      12,482,262       2,030,022       2,883,987

Net assets available for benefits:
   Beginning of year ...............................     217,778,897            --              --              --
                                                        ------------    ------------    ------------    ------------    ------------
   End of year .....................................    $245,041,290    $ 16,019,842    $ 12,482,262    $  2,030,022    $  2,883,987
                                                        ============    ============    ============    ============    ============






                                                                                     Participant
                                                                                      Directed
                                                                      ---------------------------------------
                                                                            Unocal
                                                                            Common
                                                                            Stock                  Other               Total
                                                                      -------------------   ------------------   ------------------

Additions to net assets attributed to:
   Investment income
       Net appreciation in fair value
          of investments .......................................         $  10,634,654          $        --            $  30,267,477
       Interest ................................................               376,373                   --                  705,097
       Dividends ...............................................             4,394,120                   --               10,956,594
                                                                         -------------          -------------          -------------
         Total investment income ...............................            15,405,147                   --               41,929,168

Contributions
   Participant .................................................            15,334,294                   --               35,180,500
   Company .....................................................                  --                     --               24,176,012
                                                                         -------------          -------------          -------------
      Total contributions ......................................            15,334,294                   --               59,356,512


         Total additions .......................................            30,739,441                   --              101,285,680

Deductions from net assets attributed to:
   Participants withdrawals & distributions ....................            10,964,348                283,420             31,500,903
   Trustee fees and other expenses .............................                38,005                   --                   44,130
                                                                         -------------          -------------          -------------
      Total deductions .........................................            11,002,353                283,420             31,545,033

Net increase prior to interfund transfers ......................            19,737,088               (283,420)            69,740,647

Interfund transfers ............................................           (14,444,711)             4,053,184
                                                                         -------------          -------------          -------------

         Net increase ..........................................             5,292,377              3,769,764             69,740,647

Net assets available for benefits:
   Beginning of year ...........................................           149,538,552              9,411,407            376,728,856
                                                                         -------------          -------------          -------------
   End of year .................................................         $ 154,830,929          $  13,181,171          $ 446,469,503
                                                                         =============          =============          =============

  The accompanying notes are an integral part of these financial statements.

                               Unocal Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1994





                                                                Non-Participant
                                                                   Directed
                                                               -----------------
                                                                    Unocal
                                                                    Common
                                                                    Stock
                                                               -----------------
Additions to net assets attributed to:
   Investment income
       Net appreciation in fair value
          of investments .................................        $  (7,397,065)
   Interest ..............................................              589,594
   Dividends .............................................           10,175,926
                                                                  -------------
      Total investment income ............................            3,368,455

Contributions
   Participant ...........................................           30,693,968
   Company ...............................................           22,749,401
                                                                  -------------
      Total contributions ................................           53,443,369

         Total additions .................................           56,811,824

Deductions from net assets attributed to:
   Participants withdrawals & distributions ..............           39,063,699
   Trustee fees and other expenses .......................              109,866
                                                                  -------------
      Total deductions ...................................           39,173,565

         Net increase ....................................           17,638,259

Net assets available for benefits:
   Beginning of year .....................................          359,090,597
                                                                  -------------
   End of year ...........................................        $ 376,728,856
                                                                  =============

  The accompanying notes are an integral part of these financial statements.

                               UNOCAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1  - DESCRIPTION OF THE PLAN

General
- -------

    The Unocal Savings Plan (the "Plan") provides for Union Oil Company of California d.b.a. Unocal (the "company") contributions and for voluntary contributions by participants. Effective January 1, 1995, Putnam Fiduciary Trust Company became the trustee ("Trustee") of the Plan and invests funds contributed by the company and participants to the Plan. All company contributions were invested in common stock of Unocal Corporation and participant contributions were invested at the discretion of the participants in a range of investment fund options. During 1994, the funds contributed were invested by Bank of America as trustee in common stock of Unocal Corporation. During 1995 and 1994, all shares remained with the Trustee or Bank of America until delivered to participants upon request for withdrawal or after termination of employment. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a defined contribution plan.

    The Savings Plan - Investment Opportunities brochure dated April 1996 and the Unocal Savings Plan Preview dated February 1996 constitute part of a prospectus covering securities that have been registered under the Securities Act of 1933. The April 1996 brochure replaces the Savings Plan - New Investment Opportunities brochure dated January 1, 1995. The April 1996 brochure and the
Savings  Plan  brochure  dated  March 1995 are  addendums  to the Unocal  Profit
Sharing Plan Summary Plan Description booklet dated July 1, 1990. Other information about the Plan can be found in the Summary Plan Description booklet and the subsequent brochures described above.

Contributions
- -------------

PARTICIPANT CONTRIBUTIONS -- Voluntary participant contributions can be all pre-tax, all after-tax, or a combination of both. However, a participant's total annual contribution must not exceed 15 percent of the participant's annual base pay. The pre-tax contributions are also known as 401(k) contributions. A participant's pre-tax contribution shall not exceed the maximum dollar amount allowed by law.

COMPANY MATCHING CONTRIBUTIONS -- The company matches employee pre-tax 401(k) contributions on a dollar for dollar basis, up to six percent of the contributing participant's base pay.

At  its  discretion,   the  company  directs  the  Trustee  to  purchase  shares
attributable to company matching contributions either on the open market or by private purchases directly from the company.

Participant Accounts
- --------------------

    Each participant's account is credited with the participant's contributions and the respective net investment earnings or losses of the individual funds as governed by the participant's investment selection.

Vesting
- -------

    Participants are always 100 percent vested in participant contributions and the investment earnings on those contributions. Vesting in the company contributions portion of participant's accounts plus earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Payment of Benefits
- -------------------

    On termination of employment or at which time participants become eligible to receive benefits, participants may elect to receive either a lump-sum amount equal to the value of their account or deferral of any distribution until a later date, but not beyond age 70-1/2. If a participant continues to work

                               UNOCAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1  - DESCRIPTION OF THE PLAN (continued)

past age 70-1/2, distributions of a portion of the participant's account balance is required from time to time.

Loans
- -----

    All employees who are participants of the Plan and have a sufficient balance in their Employee pre-tax contributions account are eligible to apply for a loan. Members borrow against their own pre-tax account balance and all payments of principal and interest are credited back to their account. Loan types available are "any reason" (except investment in registered securities); "home purchase" (for purchase of a primary residence only); and loans "forced" by a hardship withdrawal request. Repayment periods range from 1 to 15 years depending on the type of loan. The Unocal Savings Plan Loan and Hardship Withdrawal Committee determines the interest rate for loans based on appropriate market rates and applicable federal regulations.

Investment Program
- ------------------

    All contributions are held in trust and invested by the Trustee in accordance with the option or options elected by the participant. A participant's account may be invested in any one or more or all of the following funds administrated by the Trustee:

UNOCAL CORPORATION COMMON STOCK - Monies are used to purchase shares of Unocal Corporation common stock. Existing company contribution balances and future company contributions will continue to be invested in Unocal Corporation common stock only.

PUTNAM S&P 500 - This fund invests in a large variety of publicly traded common stock. The fund is designed to mirror the performance and composition of the Standard & Poor's 500 index.

THE GEORGE PUTNAM FUND OF BOSTON - The monies in this fund are invested in a diversified group of stocks and bonds.

PUTNAM LOW VOLATILITY TRUST FUND - Monies are invested mainly in U.S. government debt securities.

PUTNAM MONEY MARKET FUND - Investments are made in a diversified portfolio of high-quality money market instruments with an average maturity of less than 90 days.

    During 1995, participants had the option to direct up to 50 percent of pre-tax contribution account balances existing prior to January 1, 1995 into any of the five investment choices, and beginning in 1996, up to 100 percent of a participant's pre-tax contribution account balances existing prior to January 1, 1995 can be transferred into the alternative investments.

    Effective  April 1, 1996, the following  investment  funds were added to the
Plan:

PUTNAM NEW OPPORTUNITIES FUND - Investments are primarily in common stock of companies within certain emerging industry groups that offer above average potential for growth.

PUTNAM VOYAGER FUND - Investments are in a combination of stocks of smaller companies expected to grow over time, as well as stocks of larger, more established companies.

Federal Income Tax Status
- -------------------------

    The company obtained a ruling dated November 30, 1995, from the Los Angeles District Director of the Internal Revenue Service that the Plan meets the requirements of Section 401(a) of the Internal

                               UNOCAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1  - DESCRIPTION OF THE PLAN (continued)

Revenue Code of 1986, as amended, and that the Trustee established thereunder is entitled to exemption under the provisions of such Code; therefore, the Plan is not required to pay any federal income taxes. Neither the company's contributions nor the earnings of the Plan will be taxable to a participant prior to withdrawal from the Plan.

    Under Federal regulations effective January 1, 1994, the maximum employee pay eligible for benefit purposes under a qualified plan is $150,000 per year. If an employees' pay exceeds $150,000, only the first $150,000 of base pay will be eligible for calculating employee and company contributions.

    Federal regulations place an annual dollar limit on the amount of employee pre-tax contributions. In 1995 and 1994 the limit was $9,250 and $9,240, respectively. If pre-tax contributions reach the annual limit before year-end, they are suspended for the balance of the year. The company matching contributions are also suspended if the annual limit is reached before year-end.

    Withdrawals from the Plan are generally subject to federal income tax. Also, in-service withdrawals and withdrawals following termination of employment prior to retirement may be subject to a 10 percent federal tax penalty.

Plan Termination
- ----------------

     The company expects to continue the Plan indefinitely, but, as future conditions cannot be foreseen, the company may at any time or from time to time amend or terminate the Plan in whole or part. An amendment may affect present as well as future participants, but may not diminish the account balance of any participant existing on the effective date of such amendment. The company has no present intent to discontinue the company matching contributions or to terminate the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
- -------------------

        The accompanying financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles. In addition, the following accounting policies are applied:

     a.  Purchases and sales of Unocal Corporation common stock:

     During normal trading by participants, the Trustee will collect all participant directed stock trades throughout the day and will execute and complete one buy and sell trade per day.

     During abnormal conditions or heavy trading by participants, the Trustee may not be able to execute and complete participant directed trades on the same day without affecting the share price. The Trustee is authorized, at its discretion, to buy or sell a portion of the trades during the next day or days. Prices received from each day's trading will be averaged to insure that all participants requesting trades will be treated equitably.

     b.  Dividend income is recorded on the ex-dividend date.

     c.  Interest income is recorded as earned on the accrual basis.

     d. Substantially all of the administrative and other costs of the Plan are paid by the company.

                               UNOCAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Valuation of Investments
- ------------------------

        The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices from national exchanges which represent the new asset value of shares held by the Plan at year-end. The Unocal Corporation common stock is valued at the closing price as reported for the New York Stock Exchange Composite Transactions.

NOTE 3  - PARTIES-IN-INTEREST

    The Plan's investments in the Putnam group of funds is managed by Putnam Investments which is the holding company of Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

NOTE 4  - FORFEITURES BY MEMBERS

    At December 31, 1995, forfeited nonvested accounts totaled $336,098. These accounts will be used to reduce future company contributions.

                                    SIGNATURE


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the Company to administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               UNOCAL SAVINGS PLAN




Date  July 12, 1996                           By:  /S/ Charles S. McDowell
                                                   -----------------------
                                                   Charles S. McDowell
                                                   Member of the Unocal Savings
                                                   Plan/ESOP Committee

                               UNOCAL SAVINGS PLAN
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1995






                                                   (c) Description of Investment
                                                       Including Maturity Date,
          (b) Identity of Issue, Borrower,             Rate of Interest, Collateral,                              (e)    Current
    (a)       Lessor or Similar Party                  Par or Maturity Value                  (d)  Cost                   Value
- ------------------------------------------------------------------------------------------------------------------------------------

               Unocal Corporation                     Unocal Corporation Common Stock        $294,808,598           $400,111,180
                                                      (13,737,723 shares)

   *           Putnam Investments                     S & P 500 Index Fund                     14,133,926             16,019,842
                                                      (1,154,167 shares)

   *           Putnam Investment                      George Putnam Fund of Boston             11,790,405             12,482,262
                                                      (805,307 shares)


   *           Putnam Investment                      Putnam Low Volatility Trust Fund          1,937,789              2,030,022
                                                      (185,560 shares)

   *           Putnam Investment                      Putnam Money Market Fund                  2,883,987              2,883,987
                                                      (2,883,987 shares)


   *           Putnam Investment                      Participant Loans                               --              13,181,171

                                                                                           ----------------        -----------------
                                                                                             $325,554,705           $446,708,464
                                                                                           ================        =================


* Trustee for the Plan and, therefore a party-in-interest for which a statutory exemption exists.

                               UNOCAL SAVINGS PLAN
               ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS *
                      FOR THE YEAR ENDED DECEMBER 31, 1995





                         (b)Description                                             (f)Expense              (h)Current
                         of Assets                                                   Incurred                Value of     (i)Net
                         (Including Interest    (c)Purchase  (d)Selling   (e)Lease   With         (g) Cost   Asset on      Gain
(a)Identity of           Rate and Maturity         Price        Price      Rental    Transaction  of Asset   Transaction   Or
Party Involved           in Case of a loan)                                                                  Date         (loss)
- ------------------------------------------------------------------------------------------------------------------------------------



Unocal Corporation ...  2,154,938 Shares          57,918,270      -          -         -          57,918,720  57,918,720           -
 Common Stock ........


Unocal Corporation ...  1,741,436 Shares                   -      -          -         -          37,159,212  49,070,379  11,911,167
 Common Stock ........




* Under ERISA, a reportable transaction is a transaction or series of transactions during the Plan year that involves more than 5 percent of the fair value of the Plan assets at the beginning of the Plan year, with certain exceptions.

                               UNOCAL CORPORATION

                                  EXHIBIT INDEX





Exhibit 23 Consent of Coopers & Lybrand L.L.P.